

smart QED ™

AI-Powered

Intelligent Incident Response

For DevOps & Data Centers

From Madness to Method, From Chaos to Control

Our Team

Experienced leadership with 40+ total years in Enterprise Software & IT Operations

Founder, CEO & Head of R&D



Julie Basu, PhD

Director of Engineering, Oracle
MS, PhD in Computer Science
(AI & Databases)



Co-founder, COO & Head of Product



Rishi Mukhopadhyay

VC Analyst & Startup Corp Dev.
BS in Computer Science &
Business



VP of Customer Solutions



Terry Gallagher

Lead positions in IT Operations
& Crisis Management



Dev, Doc & QA



6 Person US Team
6 Person Offshore
Dev & QA Team (India)

AI/ML, Server, UI /UX

IT Market Trends

Recent Rise of Cloud & DevOps

➢ High Availability Requirements, Distributed Teams

➢ DevOps with Super-Agile deployments

➢ Common technology stacks (~ 50% repeat problems)

The Challenge

Complex, cross-functional problems
that are difficult and time-consuming to resolve by distributed teams

(Time = Money)

The Problem: Inefficient Incident Response

smartQED™

Data Gathering & Analytics
(Collection & Detection)



Monitoring Tools

New Relic. AppDynamics



Log & Events

elastic

splunk



Alerting & Logging
(Issue Tracking)

pagerduty + servicenow



JIRA Service Desk

bmc Remedy

Moogsoft

Chaotic & Tedious Investigations
(Incident Response)

- Check Alerts & Events
- Search Logs & Forums
- Read Knowledge Articles
- Analyze & Document
- Collaborate & Coordinate



Customer Pain Points: Global Telco

- Infrastructure & Cloud Service Provider for 300+ customers

- Large IT operations team with time pressure from SLA Agreements

Major Pain Points



1) Manual Searching and Filtering of Results - **Tedious**

2) Ad-Hoc Problem Solving Methods – **Unclear status**

3) Fragmented Collaboration - **Inefficient handover**

4) Difficult to reuse Knowledge – **Write & read articles**

Revenue Loss due to SLA Violations & Loss of Reputation, Goodwill with Customers!

Use Case:
Complex Cross-Functional Problem, Distributed Teams



smartQED™

Problem Description:

- Users reported that company website was down displaying "500 Server Error"
- Four teams needed to collaborate in a P1 'War Room'
  (Network Administrator, System Administrator, DBA , Web Developer on bridge)
- **Uncoordinated actions** taken by team members **failed** to resolve problem
- Finally, Network Administrator traced problem to firewall policies
- Resolution process was **inefficient** due to **lack of a collaboration framework** and **inability to audit** team actions

How smartQED can help:

IT Manager expressed smartQED's **Methodical Cause Analysis tools** and **Audit Trail** would facilitate organized collaboration between teams and speed up problem resolution.

ROI: Reduced MTTR, Increased productivity & efficiency

smartQED Solution Architecture


Managers
QED Solution Room
AI-Driven Resolution
Visual Cause Analysis
In-Context Collaboration
Self-Learning
Matching Cases
New Cases
Recommendations
QED Case Base
Private & Crowdsourced Problems with Context, Symptoms & Solutions
Recommendation Engine (AI & Machine Learning)
Operators & SMEs
Adapters & APIs for Monitoring & Log Data, Alerts & Anomalies
Community Forums & Internal Knowledge Bases

Our Vision



Visual Workbench for Collaborative Cause Analysis



Self-Learning from User Actions with Solution & Cause Recommendations



Comprehensive, Crowdsourced Case Base with Ranked Similarity Matching

Solution Benefits



✓ **Team Collaboration**
In-context collaboration with 360° view of a problem

✓ **Knowledge Reuse**
Learn from SME actions and reuse the knowledge

✓ **Easy Status Tracking**
Audit Trails, Reports & Dashboards for IT managers

✓ **Reduced MTTR**
Mitigate revenue loss & reputational damage

Company Status

- Incorporated in April 2016

- Beta Product Built & Deployed with **$250K**+ Founder's Capital

- FFL accelerator, with **$300K**+ AWS, Google & IBM Cloud credits

- Launching crowd funding campaign to raise first **$100K** external capital

- Unanimous positive feedback from pipeline customers



Global Telecommunications Executive

*"This product is a **brilliant** concept!*
It solves the pain points of my IT Ops team."

Customer & Partner Traction



- **Paid Pilot** with global telecom & cloud service provider

  - **15K** revenue accrued, expect additional revenue

  - Potential Channel opportunity, expansion within other internal groups

- Under evaluation with multiple SMBs & large enterprises

- ITSM/ITOM Market Leader : *"This is a whitespace for us and smartQED would be a valuable and complementary App in terms of adding ML and suggested remediation to our ITSM and ITOM toolsets".*

smartQED Uniqueness & IP

Core IP & Product Differentiators:

✓ **Visual, self-learning workbench** for in-context collaboration & cause analysis (Patenting)

✓ **Recommendation Engine** using problem Context & Symptoms (uses proprietary similarity matching algorithms)

✓ **Symptom extraction** from community forums (eg. Stackoverflow) using NLP & machine learning (to leverage community intelligence for cause & solution recommendations)

✓ **Open & extensible architecture with APIs** and OOB adapters for common tools like Splunk, New Relic, AppDynamics, ServiceNow …

Market Size



$2B+
US TAM

Related Market Size

Gartner IT Ops Mgmt (ITOM) market estimate:

$21B with 7% growth

Methodology

- Gathered US Census Data on companies categorized by NAICS code
- Segmented companies by size and applicable industries
- Applied average ASP assumptions based on company sizes

smartQED™

Go To Market

- **Channel**: Cloud & IT Service Providers

- **Direct/Online Sales :** Enterprises & SMBs with large IT footprints

- **Partner:** Integrate & co-sell with complementary products

- **Ideal Customer Profile:**
  - Sizable Ops Team distributed globally (20+ people)
  - Business Critical Applications
  - Following ITIL Processes
  - Prefer Splunk and/or ServiceNow Customers

Business Model

Cloud



User Based SaaS Subscription

On-Premise



Annual User Based License

- 30 day Free Trial
- Discounts for QED Case Base contribution
- Usage limit on problem matching by package

List Pricing

smart^{QED} ™

Cloud Pricing

Type	Bronze	Silver	Gold	Platinum
Package	1-50 Users	51-100 Users	101-200 Users	201+ Users
Price	$35/Mo./User	$30/Mo./User	$25/Mo./User	Custom (Call Us)

Support Included!

On-Premise Pricing

Type	Bronze	Silver	Gold	Platinum
Package	1-50 Users	51-100 Users	101-200 Users	201+ Users
Price	$24,000 Annual License	$42,000 Annual License	$72,000 Annual License	Custom (Call Us)
Support (18%)	$4,320 /Yr.	$7,560/Yr.	$12,960 /Yr.	

30 Day Free Trial (Cloud Only)   **Discounts for QED Case Base Contribution**

Market Landscape


Information Consolidation
EVOLVEN
bigpanda
pagerduty
smartQED™
FogLogic
Moogsoft
evanios
JIRA Software
servicenow
Incident Management
The Big Four
bmc
IBM
ca technologies
hp
Problem Diagnosis & Resolution
sumologic
dynatrace
prelert
splunk
New Relic.
xangati
AppDynamics
rocana
Data Collection & Detection

Competitive Analysis

Features	smartQED	Moogsoft	evanios	FogLogic	EVOLVEN
Case Based Matching & Recommendations	✓	✓	✓	✗	✗
Crowdsourced Knowledge Sharing	✓	✗	✗	✗	✗
Visually Aided Root Cause Analysis	✓	✗	✗	✗	◯
Collaborative Investigations	✓	✓	✗	✓	✗
Operator / SME Machine Learning	✓	✗	✓	✗	✗
Closure Report & Audit Trail	✓	✗	✗	✗	✗
Alert/ Monitoring Info Consolidation	✗	✓	✓	✓	✓
Monitoring Data Collection & Analytics	✗	✗	✓	✓	✗

This information compiled as of Dec. 2017 based on publicly available information. Product features may have changed since then.

◯ : Partial Feature

Milestones & Budget

smartQED™

Quarter	Q4 2017	Q1 2018	Q2 2018	Q3 2018
Milestones	✓ Complete smartQED Integration w/ Telco. Client & Deploy ✓ Recommendation Engine Alpha	✓ Take Collaborative Toolset to Production ✓ Close 2 more Pilot Customers ✓ File Provisional Patents	✓ 5 Active Customers ✓ Take smartQED Recommendation Engine to Beta ✓ Release ServiceNow & Splunk Apps	✓ 10 Active Customers ✓ Partner with channel providers ✓ Launch Public Online "Freemium"

Product Roadmap



- Nov 2017 - Collaborative Visual Workbench Beta 2, Alpha Recommendation Engine (Delivered)

- Feb 2018 - Collaborative Visual Workbench Production (SaaS, OnPrem)

- March 2018 - Splunk Add- On

- April 2018 – Standalone Recommendation Engine Beta 1

- Jun 2018 – ServiceNow Application

- August 2018 - Online "Freemium" and Free Trials

- Sept 2018 – Standalone Recommendation Engine Beta 2

- December 2018 – Full Production with Integrated Recommendation Engine

Use of Funds

- Use Of Funds

  - ✓ Sales Team with enterprise experience

  - ✓ Full Time Development Team

  - ✓ Customer deployments & support

Our Advisors

smart^{QED} ™

Seasoned Business Executive



S. Sundi Sundaresh

- President & CEO at Xangati sold to Virtual Instruments
- President & CEO at Adaptec sold to PMC-Sierra
- Board member: GridGain, Sureline, Sandforce



Pioneering Venture Capitalist



Sriram Viswanathan

- Founder of IndusAge Partners, Board Director of 5+ Venture Backed Companies
- Former Founder, VP & GM of Intel Capital: Led multi-billion dollar corporate investments and M&A deals



Business Strategy Leader



Mahesh Kothurkar

- Enables startups to gain traction in Silicon Valley & India
- Former GM- Tata Comm. Growth Ventures & Head of Global Excellence



Sales Leader



Talha Hussein

- Prior head of sales at Neptune.io
- Closed first 20 customers, 5 lighthouse wins for Neptune
- Increased revenue 40% monthly.





From Madness to Method, From Chaos to Control

Julie Basu, PhD

julie@smartqed.com

(650) 440-2269